                                                Filed pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-36178

             Prospectus Supplement to Prospectus dated May 8, 2000.

                                 $1,250,000,000
                         THE GOLDMAN SACHS GROUP, INC.
                             7.625% Notes due 2005
[GOLDMAN SACHS LOGO]
                            ------------------------

     The Goldman Sachs Group, Inc. will pay interest on the notes on February 17 and August 17 of each year. The first such payment will be made on February 17, 2001. If Goldman Sachs becomes obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, Goldman Sachs may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              Per Note        Total
                                                              --------        -----
Initial public offering price...............................   99.982%    $1,249,775,000
Underwriting discount.......................................    0.350%    $    4,375,000
Proceeds, before expenses, to Goldman Sachs.................   99.632%    $1,245,400,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from July 17, 2000 and must be paid by the purchaser if the notes are delivered after July 17, 2000.
                            ------------------------

     The underwriters expect to deliver the book-entry interests in the notes on July 17, 2000 through the facilities of The Depository Trust Company, Euroclear and Clearstream, Luxembourg against payment in immediately available funds.

     Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in the notes after their initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

ABN AMRO INCORPORATED                                          BANC OF AMERICA SECURITIES LLC
BANC ONE CAPITAL MARKETS, INC.                                BANCO SANTANDER CENTRAL HISPANO
CHASE SECURITIES INC.                                              CREDIT LYONNAIS SECURITIES
DEN DANSKE BANK                                                     DEUTSCHE BANC ALEX. BROWN
DG BANK                                                                          HSBC MARKETS
   DEUTSCHE GENOSSENSCHAFTSBANK AG
LOOP CAPITAL MARKETS, LLC                                           MCDONALD INVESTMENTS INC.
ORMES CAPITAL MARKETS, INC.                                        CHARLES SCHWAB & CO., INC.
UNIBANK                                                             WACHOVIA SECURITIES, INC.

                            ------------------------

                   Prospectus Supplement dated July 13, 2000.

                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (UNAUDITED)

              THREE MONTHS                               SIX MONTHS
              ENDED MAY 26,                             ENDED MAY 26,
                  2000                                      2000
                  1.31x                                     1.36x

     For purposes of computing the ratio of earnings to fixed charges, "earnings" represent pre-tax earnings plus fixed charges and "fixed charges" represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense.

     See "Ratio of Earnings to Fixed Charges" in the accompanying prospectus for the ratio of earnings to fixed charges for the years ended November 24, 1995 through November 26, 1999 and the three months ended February 26, 1999 and the three months ended February 25, 2000.

                          SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled "Specific Terms of the Notes", references to "The Goldman Sachs Group, Inc.", "we", "our" and "us" mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to "holders" mean The Depository Trust Company or its nominee and not indirect owners who own beneficial interests in notes through participants in The Depository Trust Company. Please review the special considerations that apply to indirect owners in the attached prospectus, under "Legal Ownership and Book-Entry Issuance".

     The notes will be a series of senior debt securities issued under our senior debt indenture. This prospectus supplement summarizes specific financial and other terms that will apply to the notes; terms that apply generally to all of our debt securities are described in "Description of Debt Securities We May Offer" in the attached prospectus. The terms described here supplement those described in the attached prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

                          FINANCIAL TERMS OF THE NOTES

     The specific financial terms of the notes we are offering will be as follows:

- TITLE OF THE NOTES:  7.625% Notes due 2005

- ISSUER OF THE NOTES:  The Goldman Sachs Group, Inc.

- TOTAL PRINCIPAL AMOUNT BEING ISSUED:  $1,250,000,000

- DUE DATE FOR PRINCIPAL:  August 17, 2005

- INTEREST RATE:  7.625% annually

- DATE INTEREST STARTS ACCRUING:  July 17, 2000

- DUE DATES FOR INTEREST:  every February 17 and August 17

- FIRST DUE DATE FOR INTEREST:  February 17, 2001

- REGULAR RECORD DATES FOR INTEREST:  every February 1 and August 1

- ADDITIONAL AMOUNTS: We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payments to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described below under "-- Payment of Additional Amounts".

- REDEMPTION: We will not have the option to redeem the notes before they mature, unless we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements.

- REPAYMENT AT OPTION OF HOLDER:  none

                             ADDITIONAL INFORMATION
                                ABOUT THE NOTES

BOOK-ENTRY NOTES

     We will issue the notes only in book-entry form -- i.e., as global notes registered in the name of The Depository Trust Company, New York, New York, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from The Depository Trust Company except in the limited situations described in the attached prospectus under "Legal Ownership and Book-Entry Issuance -- What is a Global Security? -- Holder's Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated".

     Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system. See "Legal Ownership and Book-Entry Issuance" and "-- What Is a Global Security?" in the attached prospectus for additional information about indirect ownership of interests in the notes.

YOU CAN HOLD INTERESTS IN GLOBAL NOTES THROUGH CLEARSTREAM, LUXEMBOURG AND EUROCLEAR, AS INDIRECT PARTICIPANTS IN DTC

     As long as DTC is the depositary for the global notes, you may hold an interest in a global note through any organization that participates, directly or indirectly, in the DTC system. Those organizations include Clearstream, Luxembourg and Euroclear. If you are a participant in either of those systems, you may hold your interest directly in that system. If you are not a participant, you may hold your interest indirectly through organizations that are participants in that system. If you hold your interest indirectly, you should note that DTC, Clearstream, Luxembourg and Euroclear will have no record of you or your relationship with the direct participant in their systems.

     Clearstream, Luxembourg and Euroclear are securities clearance systems in Europe, and they participate indirectly in DTC. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of the participants in their systems, through securities accounts they maintain in their own names for their customers on their own books or on the books of their depositaries. Those depositaries, in turn, are participants in DTC and hold those interests in securities accounts they maintain in their own names on the books of DTC. Citibank, N.A. acts as depositary for Clearstream, Luxembourg and The Chase Manhattan Bank acts as depositary for Euroclear. Clearstream, Luxembourg and Euroclear clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment.

DTC RULES WILL ALSO APPLY TO NOTES HELD THROUGH CLEARSTREAM, LUXEMBOURG AND EUROCLEAR

     If you hold an interest in a global note through Clearstream, Luxembourg or Euroclear, that system will credit the payments we make on your note to the account of your Clearstream, Luxembourg or Euroclear participant in accordance with that system's rules and procedures. The participant's account will be credited only to the extent that the system's depositary receives these payments through the DTC system. Payments, notices and other communications or deliveries relating to the notes, if made through Clearstream, Luxembourg or Euroclear, must comply not only with the rules and procedures of those systems, but also with the rules and procedures of DTC, except as described below.

     If you hold an interest in a global note through Clearstream, Luxembourg or Euroclear, you will not be entitled to exchange your interest for a certificate representing a non-global note, unless and until the global note is terminated at DTC, as described under "Legal Ownership and Book-Entry Issuance -- What Is a Global Security? -- Holder's Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated" in the attached prospectus.

     Trading in the notes between Clearstream, Luxembourg participants or between Euroclear participants will by governed only by the rules and procedures of that system. We understand that, at present, those systems' rules and procedures applicable to trades in conventional eurobonds will apply to trades in the notes, with settlement in immediately available funds.

SPECIAL CONSIDERATIONS FOR CROSS-MARKET TRANSFERS

     Cross-market transfers of the notes -- i.e., transfers between investors who hold or will hold their interests through Clearstream, Luxembourg or Euroclear, on the one hand, and investors who hold or will hold their interests through DTC but not through Clearstream, Luxembourg or Euroclear, on the other hand -- will be governed by DTC's rules and procedures in addition to those of Clearstream, Luxembourg or Euroclear. If you hold your note through Clearstream, Luxembourg or Euroclear and you wish to complete a cross-market transfer, you will need to deliver transfer instructions and payment, if applicable, to Clearstream, Luxembourg or Euroclear, through your participant, and that system in turn will need to deliver them to DTC, through that system's depositary.

     Because of time-zone differences between the United States and Europe, any notes you purchase through Clearstream, Luxembourg or Euroclear in a cross-market transfer will not be credited to your account at your Clearstream, Luxembourg or Euroclear participant until the business day after the DTC settlement date. For the same reason, if you sell the notes through Clearstream, Luxembourg or Euroclear in a cross-market transfer, your cash proceeds will be received by the depositary for that system on the DTC settlement date but will not be credited to your participant's account until the business day following the DTC settlement date. In this context, "business day" means a business day for Clearstream, Luxembourg or Euroclear.

     The description of the clearing and settlement systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as currently in effect. Those systems could change their rules and procedures at any time. We have no control over those systems and we take no responsibility for their activities.

                         PAYMENT OF ADDITIONAL AMOUNTS

     We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this subsection.

     We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term "United States alien" means any person who, for U.S. federal income tax purposes, is:

- a nonresident alien individual;

- a foreign corporation;

- a foreign partnership; or

- an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

     If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority.

     Our obligation to pay additional amounts is subject to several important exceptions, however. We will NOT pay additional amounts for or on account of any of the following:

- any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner -- or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership -- and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner -- or the fiduciary, settlor, beneficiary or member -- at any time, for U.S. federal income tax purposes:

   -- is or was a citizen or resident or is or was treated as a resident of the United States;

   -- is or was present in the United States;

   -- is or was engaged in a trade or business in the United States;

   -- has or had a permanent establishment in the United States;

   -- is or was a domestic or foreign personal holding company, a passive foreign investment company or a controlled foreign corporation;

   -- is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

   -- is or was a "ten percent shareholder" of The Goldman Sachs Group, Inc.;

- any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective after the day on which the payment becomes due or is duly provided for, whichever occurs later;

- any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

- any tax, assessment or other governmental charge imposed solely because the beneficial owner or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute, by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from the tax, assessment or other governmental charge;

- any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the notes;

- any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (which term may include us) and would not be imposed if made by another paying agent; or

- any combination of the taxes, assessments or other governmental charges described above.

In addition, we will not pay additional amounts with respect to any payment of principal or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for this purpose.

     When we refer to a "U.S. taxing authority", we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the "United States" in the discussion of additional amounts above and in the discussion of redemption for tax reasons below, we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all other areas subject to the jurisdiction of the United States of America.

     When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable as described above in respect of that payment.

                          WHEN WE CAN REDEEM THE NOTES

     We will not be permitted to redeem the notes we are offering before their stated maturity, except as described below. The notes will not be entitled to the benefit of any sinking fund -- that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

     We will be entitled, at our option, to redeem the outstanding notes in whole and not in part if at any time we become obligated to pay additional amounts on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced after the date of this prospectus supplement. If we redeem the notes, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

     If we become entitled to redeem the notes, we may do so at any time on a redemption date of our choice. However, we must give the holders of the notes notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described under "Description of Debt Securities We May Offer -- Notices" in the attached prospectus.

     We or our affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect Goldman, Sachs & Co. to make a market in the notes by purchasing and reselling notes from time to time. Notes that we or our subsidiaries purchase may, at our discretion, be held, resold or cancelled.

                             VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for The Goldman Sachs Group, Inc. by one of its General Counsel, Robert J. Katz or Gregory K. Palm, and for the underwriters by Sullivan & Cromwell, New York, New York. As of the date of this prospectus supplement, each of Mr. Katz and Mr. Palm owns less than one percent of the common stock, and participates in employee benefit plans, of The Goldman Sachs Group, Inc. Sullivan & Cromwell has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock and debt securities. Sullivan & Cromwell also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the securities described in this prospectus supplement.

                                  UNDERWRITING

     The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a pricing agreement and an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                      Underwriters                         Principal Amount of Notes
                      ------------                         -------------------------
Goldman, Sachs & Co. ....................................       $1,000,000,000
ABN AMRO Incorporated ...................................           15,625,000
Banc of America Securities LLC...........................           15,625,000
Banc One Capital Markets, Inc. ..........................           15,625,000
Banco Santander Central Hispano, S.A. ...................           15,625,000
Chase Securities Inc. ...................................           15,625,000
Credit Lyonnais Securities...............................           15,625,000
Den Danske Bank Aktieselskab.............................           15,625,000
Deutsche Bank Securities Inc. ...........................           15,625,000
DG BANK
  Deutsche Genossenschaftsbank AG........................           15,625,000
HSBC Securities (USA) Inc. ..............................           15,625,000
Loop Capital Markets, LLC................................           15,625,000
McDonald Investments Inc., A KeyCorp Company.............           15,625,000
Ormes Capital Markets, Inc. .............................           15,625,000
Charles Schwab & Co., Inc. ..............................           15,625,000
Unibank A/S..............................................           15,625,000
Wachovia Securities, Inc. ...............................           15,625,000
                                                                --------------
          Total..........................................       $1,250,000,000
                                                                ==============

                            ------------------------

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.200% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.125% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     The underwriters intend to offer the notes for sale primarily in the United States. Goldman, Sachs & Co., acting through its affiliates as its selling agents, and the other underwriters may also offer the notes for sale outside the United States.

     The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. that Goldman, Sachs & Co. intends to make a market in the notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the notes.

     Please note that the information about the original issue date, original issue price and net proceeds to Goldman Sachs on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     Goldman, Sachs & Co. has also informed The Goldman Sachs Group, Inc. that it does not expect sales made by the underwriters in this offering to accounts over which the underwriters exercise discretionary authority to exceed five percent of the aggregate initial offering price of the notes. No such sales will be made without the prior written approval of the customer to which such account relates.

     The Goldman Sachs Group, Inc. estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $500,000.

     The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

     This prospectus supplement will be used by the underwriters and other dealers in connection with offers and sales of notes to persons located in the United States. These offers and sales may involve notes initially sold by the underwriters in this offering outside the United States.

-------------------------------------------------------
-------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
       Prospectus Supplement
Ratio of Earnings to Fixed Charges....   S-2
Specific Terms of the Notes...........   S-3
Validity of the Notes.................   S-7
Underwriting..........................   S-8
                 Prospectus

Available Information.................    ii
Prospectus Summary....................     1
Ratio of Earnings to Fixed Charges....     4
Description of Debt Securities We May
  Offer...............................     5
Description of Warrants We May
  Offer...............................    27
Description of Purchase Contracts We
  May Offer...........................    33
Description of Units We May Offer.....    38
Description of Preferred Stock We May
  Offer...............................    43
Legal Ownership and Book-Entry
  Issuance............................    50
Considerations Relating to Securities
  Issued in Bearer Form...............    56
Considerations Relating to Indexed
  Securities..........................    60
Considerations Relating to Securities
  Denominated or Payable in or Linked
  to a Non-U.S. Dollar Currency.......    62
United States Taxation................    65
Plan of Distribution..................    83
Employee Retirement Income Security
  Act.................................    86
Validity of the Securities............    86
Experts...............................    86
Cautionary Statement Pursuant to the
  Private Securities Litigation Reform
  Act of 1995.........................    87

-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------

                                 $1,250,000,000
                               THE GOLDMAN SACHS
                                  GROUP, INC.
                             7.625% Notes due 2005
                               ------------------

                              [GOLDMAN SACHS LOGO]

                               ------------------
                              GOLDMAN, SACHS & CO.
                             ABN AMRO INCORPORATED
                         BANC OF AMERICA SECURITIES LLC
                         BANC ONE CAPITAL MARKETS, INC.
                        BANCO SANTANDER CENTRAL HISPANO
                             CHASE SECURITIES INC.
                           CREDIT LYONNAIS SECURITIES
                                DEN DANSKE BANK
                           DEUTSCHE BANC ALEX. BROWN
                                    DG BANK
                        DEUTSCHE GENOSSENSCHAFTSBANK AG
                                  HSBC MARKETS
                           LOOP CAPITAL MARKETS, LLC
                           MCDONALD INVESTMENTS INC.
                          ORMES CAPITAL MARKETS, INC.
                           CHARLES SCHWAB & CO., INC.
                                    UNIBANK
                           WACHOVIA SECURITIES, INC.
            -------------------------------------------------------
            -------------------------------------------------------